November 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bradley Ecker

Re:	Reed’s, Inc.
Registration Statement on Form S-1 (File No. 333-291443)

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of common stock by Reed’s Inc., we hereby withdraw our request, dated November 19, 2025, that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to 4:30 p.m. Eastern time, on November 20, 2025, or as soon thereafter as possible.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director